ZEUS FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

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SEC FILE NUMBER
8-36214

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Zeus Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5002 T-Rex Ave, Suite 235
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Singer (Name) 561-784-8922 (Area Code – Telephone Number) ssinger@zeusbd.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

2000 Banks Road, Suite 218 (Address) Margate (City) FL (State) 33063 (Zip Code)

4/13/2010 (Date of Registration with PCAOB)(if applicable) 5036 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Vincent Butkevits_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Zeus Financial LLC_____, as of ___December 31_____, 2021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____

CEO





Notary Public State of Florida
Rachel D Telvi
My Commission GG 246733
Expires 12/03/2022

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ZEUS FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

CONTENTS

Report of Independent Registered Public Accounting Firm………………………………………………1

FINANCIAL STATEMENT:

Statement of Financial Condition……………………………………………………………..2

Notes to Statement of Financial Condition……………………………………………….......3-7



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of **Zeus Financial, LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Zeus Financial, LLC** (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions
We have served as **Zeus Financial, LLC** auditor since 2018.
Margate, Florida
February 18, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ASSETS

Cash and cash equivalents	$	249,693
Securities owned, at fair value		67,331,900
Secured demand note, face value		900,000
Clearing deposit		500,000
Accrued interest receivable		438,393
Prepaid expenses and other assets		79,806
Employee advances		71,779
Property and equipment, net		24,059
Total assets	$	69,595,630

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Payable to clearing broker	$	59,945,321
Commissions payable		395,257
Accounts payable and accrued expenses		99,475
Securities sold, not yet purchased		8,009
Total liabilities		60,448,062
Secured demand note		900,000
Member's equity		8,247,568
Total liabilities and member's equity	$	69,595,630

SEE ACCOMPANYING NOTES.

NOTE 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION

Company Operations

Zeus Financial, LLC (formerly Zeus Securities, Inc.) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), whose primary business is fixed income proprietary trading. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is a single member Florida Limited Liability Company that is a disregarded entity for tax purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. As of December 31, 2021, the Company had a cash balance at a foreign institution not covered by the FDIC in the amount of $167,635. This amount is included in cash and cash equivalents on the statement of financial condition.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Revenue Recognition

In accordance with FASB ASC-940-605 Financial Services – Broker and Dealers – Revenue Recognition, proprietary securities transactions in regular-way trades entered into for the account and risk of the Company are recorded at fair value on a trade-date basis with realized and unrealized gains and losses reported in principal transactions in the statement of operations. The Company utilizes the "first-in, first out" method as the basis for determining the average cost of securities owned and sold not yet purchased.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition as part of the payable to clearing broker.

Interest and Dividends

Interest revenues on fixed income securities owned and securities sold not yet purchased, including amortization of premiums and accretion of discounts, is recognized as earned or due. Dividend revenues are recognized as earned.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is not a taxpaying entity for income tax purposes, and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to their sole member parent company.

Defined Contribution Plan

The Company maintains a 401(k) plan covering all of its employees. The Company matches up to 4% of employee payroll deferrals.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Securities are recorded at fair value in accordance with FASB ASC-820 Fair Value Measurements. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's net securities owned and other marketable instruments, and securities sold not yet purchased, at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Certificates of deposit	$ -	$ -	$ -	$ -
Government securities	-	-	-	-
Mortgage-backed securities	-	56,866,272	-	56,866,272
Corporate debt securities	-	4,691,695	-	4,691,695
Municipal securities	-	5,765,924	-	5,765,924
Total, net	$ -	$67,323,891	$ -	$67,323,891

	Level 1	Level 2	Level 3	Total
Long market value	$ -	$67,331,900	$ -	$67,331,900
Short market value	-	8,009	-	8,009
Total, net	$ -	$67,323,891	$ -	$67,323,891

The financial instruments of the Company are reported in the statement of financial condition at their fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except long-term notes payable, and subordinated borrowings, if any. The Company utilizes ICE Data Services ("ICE") fixed income pricing system. ICE provides the Company's clearing firm with a daily feed reflecting the Company's positions and related fair value pricing. Management will categorize as Level 3 of the fair value hierarchy, those securities that are valued based on market transactions and where there is a material price disparity between third-party pricing services and the Company's valuation based on observable and unobservable inputs. At December 31, 2021 there were no securities with such price disparities, and accordingly, no securities were categorized as Level 3 under the fair value hierarchy for the year then ended.

During the year ended December 31, 2021, there were no transfers in or out of Levels 1, 2, or 3 of the fair value hierarchy.

Measure of Credit Losses on Financial Instruments

FASB ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments related to ASC Topic 326 ("ASC 326"), requires the immediate recognition of management's estimates of current expected credit losses.

The Company's receivables from clearing organizations include amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. As such, the Company has determined that there is no material impact on the Company's financials under ASC 326.

NOTE 3 – PAYABLE TO CLEARING BROKER

The clearing and depository operations for customers' and counterparties' securities transactions are provided by a clearing broker pursuant to a fully disclosed clearing agreement. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customers' and counterparties accounts introduced by the Company. At December 31, 2021, all customer accounts contained cash and fully paid for securities.

At December 31, 2021, the amount due to the clearing firm is secured by the securities owned by the Company and included herein on the statement of financial condition.

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2021, the Company's "Net Capital" was $5,125,268 which exceeded requirements by $5,025,268. The ratio of "Aggregate Indebtedness" to "Net Capital" was .097 to 1 at December 31, 2021.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2021 consisted of the following:

Office equipment	$ 39,194
Less: accumulated depreciation	(15,134)
Property and equipment, net	$ 24,059

NOTE 6 – RISK CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, proprietary trading positions and due from clearing organization. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. Concentration of credit risk with respect to due from clearing organizations is limited due to the quality of the clearing organizations.

In the normal course of business, the Company enters into various securities trading transactions. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying statement of financial condition.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between the trade date and the settlement date in the event customers and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 7 – EMPLOYEE ADVANCES

Employee advances represent amounts advanced to the Company's proprietary traders for draws against their trading profits. At December 31, 2021, draws due from traders totaled $71,779.

NOTE 8 – SUBORDINATED BORROWINGS

The Company entered into a subordinated loan agreement with its Chief Executive Officer in the amount of $900,000, which became effective upon FINRA's approval on March 29, 2019. The subordinated borrowing is in the form of a secured demand note ("SDN"), which is collateralized by cash and securities with a market value of $1,055,806 as of December 31, 2021. The SDN carries an interest rate of 6% per annum and matures in March 2022. The principal amount of the SDN is available in computing net capital under the SEC's uniform net capital rule.

NOTE 9 – COMMITMENTS

The Company sublets office space in Boca Raton, Florida, from its parent company. Additionally, the Company has WeWork (a shared office space provider) memberships in Charlotte, North Carolina and New York, New York.

As of December 31, 2021, the Company did not have any leases that meet the requirements of ASC 842-Leases.

In May 2020, the Company received a Payroll Protection Program loan authorized by the Coronavirus Aid, Relief and Economic Security ("CARES") Act in the amount of $284,467 bearing an interest rate of 1% per annum. The loan was forgiven in its entirety in April 2021.

NOTE 10 – CONTINGENCIES

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the virus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the Unites States, including in each of the areas in which the Company operates. The Company has continued its operations throughout this pandemic and management expects business operations to continue as is for the foreseeable future. The extent to which the outbreak has impacted the Company's operations has not been significant and the Company expects this to remain the case.

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2021 requiring contingent loss recognition.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 18, 2022, the date these financial statements were issued, and determined that no additional financial statement recognition or disclosure is necessary.